FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F  X        Form 40-F
                                    ---                 ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes                No       X
                                    ---                 ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes                No       X
                                    ---                 ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                             Yes                No       X
                                    ---                 ---


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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Communication on the Planned Issue of Preferred Securities By Endesa

    NEW YORK--(BUSINESS WIRE)--Feb. 24, 2003--ENDESA, S.A. (NYSE:ELE), after the comments that have appeared today in the press, would like to state that it is not in the process of preparing an increase in the company's share capital either through ordinary or preferred shares.
    Nevertheless, confirms that it is currently preparing an issue of preferred securities ("participaciones preferentes", in Spanish), to be carried out by a US-based subsidiary and guaranteed by ENDESA, S.A. The expected amount of the issue would be Euro 2,000 million, and it would be directed to the Spanish market where it would be traded at AIAF Mercado de Renta Fija and distributed through the network of the top level Spanish financial institutions.
    The features and conditions of the preferred securities would be similar to the ones recently issued by other relevant Spanish quoted companies (euribor-linked quarterly payments, linked to the existence of distributable profit; perpetual character of the debt with the possibility of an early repayment upon the issuer's will starting ten years after the issue date, and the nature of subordinated debt under the usual conditions for this type of securities). The issuer is expected to file the issue brochure at the CNMV in the next few days.
    The proceeds from the issue will be applied towards strengthening ENDESA's financial structure with long term funds, in conditions that are attractive both for ENDESA and the investors, thereby continuing with the process of reduction and rationalisation of the Group's debt, which constitutes one of the main objectives of ENDESA S.A.

    CONTACT: ENDESA S.A.
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      ENDESA, S.A.

Dated: February 24, 2003            By: /s/ Jacinto Parinete
                                       -------------------------------------
                                             Name: Jacinto Pariente
                                             Title: Manager of North America
                                             Investor Relations